April 5, 2021

VIA EDGAR

Office of Life Sciences,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:     Dillon Hagius

Re:	Acceleration Request for Tio Tech A Registration Statement on Form S-1 (File No. 333-253369)

Dear Mr. Hagius:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tio Tech A (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-253369 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 P.M., New York City time, on April 7, 2021, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Registration Statement be declared effective.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Krystian Czerniecki at Sullivan & Cromwell LLP at +49 (69) 4272 5525 or Bonnie Macfarlane at Sullivan & Cromwell LLP at (813) 833-7315.

Sincerely, Tio Tech A
By	/s/ Roman Kirsch
	Name:	Roman Kirsch
	Title:	Chief Executive Officer and Director

cc:	Krystian Czerniecki
Bonnie Macfarlane

(Sullivan & Cromwell LLP)